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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                                SCHEDULE 13D
                 Under the Securities and Exchange Act of 1934

                              (Amendment No. 0)

                            MANGO CAPITAL, INC.
			(formerly MangoSoft, Inc.)
                ------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.0001 par value per share
                ------------------------------------------------
                       (Title of Class of Securities)

                                  562716209
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                                (CUSIP Number)

                              Anthony C. Hayes
                               1796 Shady Lane
			Columbia, South Carolina 29206
			        803-447-5002
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2011
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                SCHEDULE 13D
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CUSIP NO. 562716209                                             Page 2 of 5
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Anthony C. Hayes
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) [ ]
                                                                      (b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS (See Instructions)*

   WC*
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
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                    7.  SOLE VOTING POWER
                        1,482,128
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         0**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0**
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,482,128**
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   26.3%
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14. TYPE OF REPORTING PERSON

    IN
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*See Item 3
**See Item 2 and 5

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*See Item 3
**See Item 2 and 5

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                                SCHEDULE 13D
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CUSIP NO. 562716209                                             Page 3 of 5
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THE PURPOSE OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP
REPORTS OF THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 1.      Security and Issuer

       This Security relates to Shares of common stock, $001 par value ("Common Stock") of Mango Capital, Inc. (formerly MangoSoft, Inc.) a Nevada corporation (Issuer). The Issuer's principal executive officers are located at 108 Village Square, Suite 315, Somers, NY 10589.

Item 2.      Identity and Background

      This statement is filed by Anthony Hayes(Reporting Person), located at 1796 Shady Lane Columbia, South Carolina 29206.
Principal Occupation: attorney. During the last five years, Reporting Person has not been convicted of any crime in a criminal proceeding. During the last five years, Reporting Person has not been a party to any type of civi proceeding.


Item 3.      Source and Amount of Funds or Other Consideration

       The source of funds for this transaction was cash from standard bank account.

Item 4.	     Purpose of Transaction

	On December 22, 2011, The Reporting Person purchased 1,482,128 shares of Common Stock previously held by Southpaw Asset Mangement LP, at a price of $0.10 per share and for an aggregate consideration of $148,212.80, perusant to the terms of that certain Stock Purchase Agreement, dated December 22, 2011, attached hereto as Exhibit 1. As a result of the transaction, Reporting Person owns 1,482,128 shares of Common Stock.


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                                SCHEDULE 13D
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CUSIP NO. 452521107                                             Page 4 of 5
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Item 5.	    Interest in Securities of the Issuer

       (a) Reporting Person purchased 1,482,128 shares of Common Stock of Mango Capital Inc., which represents 26.3% of the Common Stock. (b) Anthony Hayes has the sole power to vote and dispose of the shares purchased. (c)
Not applicable. (d) Not applicable. (e) Reporting Person became the beneficial owner of more than 5% of the Issuer's Common Stock on December 22, 2011.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On December 22, 2011, The Reporting Person purchased 1,482,128 shares of Common Stock previously held by Southpaw Asset Mangement LP, at a price of $0.10 per share and for an aggregate consideration of $148,212.80, perusant to the terms of that certain Stock Purchase Agreement, dated December 22, 2011, attached hereto as Exhibit 1. As a result of the transaction, Reporting Person owns 1,482,128 shares of Common Stock.

Item 7.       Material to Be Filed as Exhibits

(1) Stock Purchase Agreement between Southpaw Credit Opportunity Master Fund L.P. and Anthony Hayes, dated December 22, 2011.




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CUSIP NO. 452521107                                            Page 5 of 5
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                                   SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                By:       /s/ Anthony Hayes
                                --------------------------------------
Dated: December 28, 2011        Anthony Hayes, Individual






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